UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of January 2010

Commission File Number: 000-51694

IncrediMail Ltd.
(Translation of registrant's name into English)

4 HaNechoshet Street, Tel-Aviv, Israel 69710
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

IncrediMail Ltd.

On December 31, 2009 IncrediMail Ltd. (the “Company”) held an Annual General Meeting of the Company’s shareholders (the “Annual Meeting”).   At the Annual Meeting all proposals made by the Company’s Board of Directors were passed. For the list of the proposals that were on the agenda for the Annual Meeting of IncrediMail's shareholders, please see the proxy statement (the "Proxy Statement") filed by the Company on Form 6-K with the Securities and Exchange Commission on November 17, 2009.

At the Annual Meeting, Ms. Tamar Gottlieb was re-elected as a director for an additional three year term, and Mr. Arik Czerniak was elected as director for a three year term.  The shareholders also approved the proposed compensation for the elected directors as described in the Proxy Statement, appointed Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent public auditors of the Company for the year ending December 31, 2009 and authorized the Board of Directors to fix Kost Forer Gabbay & Kasierer remuneration in accordance with the amount and nature of their services, or to delegate such power to the Audit Committee of the Company’s Board of Directors.  In connection with the results in the Annual Meeting, Mr. Yaron Adler ceased serving as a director of the Company, and as a result he has ceased holding an active position in the Company following him no longer holding the position of President of the Company as of May 1, 2009.  Each of the proposals presented at the Annual Meeting were approved by shareholders holding the requisite majority of the voting power represented at the Annual Meeting in person or by proxy.

This Form 6-K is hereby incorporated by reference into IncrediMail Ltd.'s Registration Statements on Form S-8 (Registration Nos. 333-152010 and 333-133968).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 4, 2010	IncrediMail Ltd. By: /s/ Yacov Kaufman Yacov Kaufman Chief Financial Officer